November 8, 2021

Wei Lu, Staff Accountant

Ethan Horowitz, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Dominion Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 25, 2021

File No. 001-08489

Dear Ms. Lu and Mr. Horowitz:

Dominion Energy, Inc. (Dominion Energy) received the Staff’s letter dated October 15, 2021, which provided additional comments on the above-referenced document. This response letter has been filed on EDGAR.

For your convenience, the Staff’s comments are set forth below and are followed by our responses.

Staff Comment:

1. We note from your response to prior comment 2 that damages associated with weather related flooding, storm surge and other wind driven water damage have been a factor in the cost of insurance in recent years. Provide us with additional detail clarifying how matters related to weather were a factor in the cost of insurance and explain the statement that this has not had a material impact to the cost or availability of your overall insurance program.

Response:

The most significant component of Dominion Energy’s insurance program relates to its nuclear operations, including associated property insurance programs. The insurance coverage and related premiums for its nuclear facilities are separately disclosed within Dominion Energy’s Notes to the Consolidated Financial Statements, Note 23. Commitments & Contingencies, under the heading Nuclear Operations within its Annual Report on Form 10-K for the year ended December 31, 2020. As disclosed therein, Dominion Energy’s nuclear property insurance maximum retrospective premium assessment for the most recent policy period was $99 million.

The cost of non-nuclear property insurance is driven by several factors, including our claims history, location of our assets and total value of the insured assets in addition to overall external market factors. While Dominion Energy has not made any claims in the last ten years for damages associated with weather related flooding, storm surge and other wind driven water damage, we believe that claims made by other entities for such events have been a contributing factor in the cost of insurance. The value of the insured assets varies based on acquisitions and dispositions as well as construction activity. Dominion Energy’s non-nuclear property insurance has annual premiums based on the total insured values for annual periods beginning on November 1st of the rate year. For the five most recent insurance rate years, covering the periods November 1, 2016 through November 1, 2021, the annual premiums for non-nuclear facilities ranged between $11 million and $19 million, with corresponding total insured values ranging between $46 billion and $69 billion. While Dominion Energy’s insurance premiums have increased or decreased primarily as the result of changes in total insured values, the ratio of premiums to total insured values has increased over the past five years from approximately 2.4% for the rate year commencing November 1, 2016 to 3.0% for the rate year commencing November 1, 2020. While it is not possible for Dominion Energy to specifically quantify the amount, weather related events are considered to be a component of the increase in premiums relative to insured values. The year-over-year variance in insurance premiums has been less than $5 million during each of the last five years. As such, management has not included specific reference to these changes within the Analysis of Consolidated Operations section of Item 7. Management’s Discussion and Analysis as the changes are not considered to be significant to the analysis of Dominion Energy’s results of operations, specifically to an understanding of other operations and maintenance expense, for either 2020 compared to 2019 or 2019 compared to 2018. Dominion Energy’s other operations and maintenance expense in its Consolidated Statements of Income were $3.7 billion, $3.8 billion and $2.8 billion for the years ended December 31, 2020, 2019 and 2018, respectively.

Staff Comment:

2. Your response to prior comment 3 states that you are not aware of any specific and targeted global warming or climate change litigation asserted or reasonably expected to be asserted. Please tell us how you considered providing disclosure addressing the risks associated with the possibility of climate or environmental-related litigation and its potential impact.

Response:

Dominion Energy considers the possibility of climate or environmental-related litigation and its potential impact in the preparation of Risk Factors, which includes a separate section titled Environmental Risks. The adequacy of our risk factors disclosure is reviewed regularly as a part of our disclosure controls and procedures, which are designed to include multi-tiered levels of involvement and review by multiple personnel within the disclosure process.

Dominion Energy’s SEC Reporting team, which includes employees from the accounting and legal departments, conduct several procedures to consider what additions, revisions or deletions are appropriate to the Risk Factors sections within Dominion Energy’s Forms 10-K and 10-Q. Members of the SEC Reporting team meet with the corporate risk group, internal counsel, including its litigation lawyers, and with outside counsel as well as surveying all Dominion Energy executives. Members of management, including the SEC Reporting team, internal counsel and the corporate risk group, stay abreast of current risk trends and uncertainties in the utility industry, including through its active involvement in Edison Electric Institute (EEI) and American Gas Association (AGA), trade associations that represent U.S. investor-owned electric and natural-gas utility companies. In addition, management routinely reviews industry publications and peer company SEC filings. Dominion Energy’s senior risk officer also provides periodic reports to the Board of Director’s Finance and Risk Oversight Committee, which oversees the implementation of the company’s risk assessment and risk management policies and objectives.

Throughout this process, we consider if additional or revised risk disclosure is appropriate, including disclosure addressing specific risks associated with potential climate or environmental-related litigation. For example, our current risk factors discuss litigation risk associated with the disposal and storage of coal ash. Dominion Energy has not experienced any litigation specific to climate change. Additionally, management has not identified any litigation affecting peer companies which would seem reasonably possible to have a material negative impact to Dominion Energy. For example, while management observed climate related litigation affecting certain utilities in California, Dominion Energy has not experienced, and does not believe it is at risk of experiencing, similar material litigation related to wildfires or other climate change related events within its service territories. In addition to the risks identified within the Environmental Risks section, Dominion Energy has included a risk within the Operational Risks section related to the potential of Dominion Energy’s financial performance and condition to be affected by changes in the weather, including the effects of global climate change, as well as multiple risks within the Construction Risks section related to both environmental factors and litigation as they may potentially impact various development projects. Dominion Energy will continue to closely monitor climate and environmental risks, including those related to litigation, for inclusion within its risk factor disclosures.

If you have any questions or require further information, please call me at (804) 819-2181.

Sincerely,

/s/ James R. Chapman
James R. Chapman
Executive Vice President, Chief Financial Officer and Treasurer
Dominion Energy, Inc.